                                                                 EXHIBIT 4




                              HELEN OF TROY LIMITED

                             ONE HELEN OF TROY PLAZA
                              EL PASO, TEXAS 79912

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD AUGUST 24, 1999

         Notice is hereby given that the Annual Meeting of the Shareholders (the "Meeting") of Helen of Troy Limited, a Bermuda company, will be held at the Camino Real Hotel, 101 S. El Paso Street, El Paso, Texas on Tuesday, August 24, 1999 at 1:00 p.m., Mountain Daylight Time, for the following purposes:

         1.       To elect a board of seven directors;

         2. To consider approval of amendments to the Helen of Troy Limited 1995 Non-Employee Director Stock Option Plan;

         3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

         June 23, 1999 has been fixed as the date of record for determining Shareholders entitled to receive notice of and vote at the Annual Meeting. You are urged to read carefully the attached Proxy Statement for additional information concerning the matters to be considered at the Meeting.

         If you do not expect to be present in person at the Meeting, please sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope that has been provided for your convenience. The prompt return of proxies will help ensure the presence of a quorum and save the Company the expense of further solicitation.

         You are cordially invited and encouraged to attend the Meeting in person.

                                                    Gerald J. Rubin
                                                    Chairman of the Board
El Paso, Texas
June 25, 1999

                                    IMPORTANT
WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENVELOPE PROVIDED. IF YOU DO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.


                                Helen of Troy(R)

                              HELEN OF TROY LIMITED

                           PRINCIPAL EXECUTIVE OFFICE
                             ONE HELEN OF TROY PLAZA
                              EL PASO, TEXAS 79912

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                                 AUGUST 24, 1999

                             SOLICITATION OF PROXIES

          The accompanying proxy is solicited by the Board of Directors of Helen of Troy Limited (the "Company") for use at its Annual Meeting of Shareholders (the "Meeting") to be held at the Camino Real Hotel, 101 S. El Paso Street, El Paso, Texas, on Tuesday, August 24, 1999 at 1:00 p.m., Mountain Daylight Time, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. A proxy may be revoked by filing written notice of revocation or an executed proxy bearing a later date with the Secretary of the Company any time before exercise of the proxy. A shareholder giving a proxy may attend the Meeting and vote in person. Forms of proxy and proxy statements are to be mailed on or about July 7, 1999.

          The Annual Report to Shareholders for the year ended February 28, 1999 ("fiscal 1999"), including financial statements, is enclosed. It does not form any part of the material provided for the solicitation of proxies.

          The cost of solicitation of proxies will be borne by the Company. In addition to solicitation by mail, officers and employees of the Company may solicit the return of proxies by telephone and personal interview. Forms of proxy and proxy material may also be distributed through brokers, custodians and like parties to beneficial owners of the Company's common shares, par value $.10 per share (the "Common Stock") for which the Company will, upon request, reimburse the forwarding expense.


                                VOTING SECURITIES

          The close of business on June 23, 1999 was the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting. At the record date, there were 29,054,862 issued and outstanding shares of Common Stock, entitled to one vote per share.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth as of June 15, 1999, the beneficial ownership of the Common Stock of the Directors, the executive officers of the Company, the executive officers and the Directors of the Company as a group, and each person known to the Company to be the beneficial owner of more than 5% of the Common Stock:

              NAME                                          NUMBER OF SHARES                    PERCENT
        Gerald J. Rubin (1)(2)(3)(4)(5)                        4,724,922                         15.3%
              One Helen of Troy Plaza
              El Paso, Texas  79912

        Byron H. Rubin   (6)                                      33,000                           *

        Daniel C. Montano (7)                                     32,000                           *

        Gary B. Abromovitz (7)                                    36,000                           *

        Stanlee N. Rubin (1)(2)(3)(4)(5)                       4,724,922                         15.3%
              One Helen of Troy Plaza
              El Paso, Texas  79912

        Christopher L. Carameros (6) (8)                          34,000                           *

        H. McIntyre Gardner (9)                                   66,666                           *

        All directors and executive officers as a group        4,926,588                         16.0%
              (8 persons) (10) (11) (12)

        Fidelity Management and Research                       2,705,000                          8.9%
              Company (13)
              82 Devonshire Street
              Boston, Massachusetts 02109

        *Ownership of less than 1% of the outstanding Common Stock

(1)      Does not include 144,000 shares in a trust for the children of Gerald
         J. Rubin and Stanlee N. Rubin in which they disclaim any beneficial ownership.

(2) Includes 276,980 shares held beneficially through a partnership in which Gerald J. Rubin and Stanlee Rubin are partners.

(3) Includes 1,550,000 shares that are held by Gerald J. Rubin and that are issuable pursuant to options that are exercisable within sixty days of June 15, 1999. Gerald J. Rubin's stock options are subject to a one-half undivided community property interest with Stanlee N. Rubin.

(4) Includes 2,865,942 shares owned directly by Gerald Rubin, all of which are subject to a one-half undivided community property interest with Stanlee N. Rubin.

(5) Includes 32,000 stock options, issued under the 1995 Non-Employee Director Plan and exercisable within 60 days of June 15, 1999, held by Stanlee Rubin and subject to a one-half undivided community property interest with Gerald J. Rubin.

(6) 24,000 of the shares for each of Byron H. Rubin and Christopher L. Carameros consist of options issued under the 1995 Non-Employee Director Stock Option Plan and exercisable within 60 days of June 15, 1999.

(7) 32,000 of the shares for each of Daniel C. Montano and Gary B. Abromovitz consist of options issued under the 1995 Non-Employee Director Stock Option Plan and exercisable within 60 days of June 15, 1999.

(8) Includes 10,000 shares held in a trust, of which Mr. Carameros is the trustee, for Mr. Carameros' family.

(9) All of the shares for H. McIntyre Gardner consist of stock options exercisable within 60 days of June 15, 1999.

(10) The Company's Senior Vice-President, Finance and Chief Financial Officer, Dona Fisher, did not beneficially own any shares of the Company's common stock at June 15, 1999. Ms. Fisher's tenure with the Company commenced in March 1999.

(11)     The following shares are included in both Gerald J. Rubin's and Stanlee
         N. Rubin's individual beneficial ownership totals: 2,865,942 shares owned directly by Gerald J. Rubin and subject to a one-half undivided community property interest with Stanlee N. Rubin; 1,550,000 stock options exercisable within 60 days of June 15, 1999 held directly by Gerald J. Rubin and subject to a one-half undivided community property interest with Stanlee N. Rubin; 276,980 shares held beneficially through a partnership in which Gerald J. Rubin and Stanlee N. Rubin are partners; and 32,000 stock options exercisable within 60 days of June 15, 1999, held directly by Stanlee N. Rubin and subject to a one-half undivided community property interest with Gerald J. Rubin.

(12) Includes 1,760,666 stock options, 1,616,666 of which were issued under the Company's 1994 and 1998 Employee Stock Option and Restricted Stock Plans and 144,000 of which were issued under the Company's 1995 Non-Employee Director Stock Option Plan. All stock options included in this total are exercisable within 60 days of June 15, 1999.

(13) As extracted from Form 13G filed as of February 1, 1999 by Fidelity Management and Research Company, represents sole dispositive power for 2,705,000 shares and sole voting power for no shares.

                              ELECTION OF DIRECTORS
                                  (PROPOSAL 1)

         The By-laws of the Company state that the number of Directors of the Company shall not be less than two. Accordingly, the number of Director positions has been set at seven. The Nominating Committee has identified seven candidates for election to the Board of Directors. Each Director elected shall serve as a Director until the next annual meeting of shareholders, or until his or her successor is elected and qualified.

         The seven persons named below are the Nominating Committee's nominees for election as Directors. Gerald J. Rubin and Stanlee N. Rubin are married. Gerald J. Rubin and Byron H. Rubin are brothers. Set forth below are descriptions of the principal occupations during at least the past five years of the nominees for membership on the Company's Board of Directors.

         Gerald J. Rubin, age 55, founder of the Company, has been the Chairman of the Board and Chief Executive Officer of the Company since 1984. Mr. Rubin has been a Director of the Company since 1969.

         Gary B. Abromovitz, age 56, has been a Director of the Company since 1990. Mr. Abromovitz was a partner in the law firm of Bonn/Abromovitz from January 1990 to September 1998. Since September 1998, Mr. Abromovitz has been active in real estate, concentrating on historic properties and downtown redevelopment.

         Stanlee N. Rubin, age 55, has been a Director of the Company since 1990. Mrs. Rubin is active in civic and charitable organizations. She is a member of the University of Texas at El Paso Board of Development. She is presently on the Board of Directors of the Alumni Association of the University of Texas at El Paso, The National Conference of Christians and Jews and the El Paso Symphony Guild. Mrs. Rubin is also a Partner for the Susan G. Komen Breast Cancer Foundation.

         Christopher L. Carameros, age 45, has been a Director of the Company since June 1993. Mr. Carameros has been an officer of L & M Asset Management Inc., a financial services and asset management company, from August 1997 to the present. He was an Executive Vice President of Cactus Apparel Inc., an apparel manufacturing company, from January 1992 to July 1997.

         Byron H. Rubin, age 49, has been a Director of the Company since 1981. He has been a partner in the firm Daniels & Rubin (formerly known as Integrated Financial of Texas), an insurance and tax planning firm in Dallas, Texas since 1979.

         Daniel C. Montano, age 50, has been a Director of the Company since 1980. He has been the managing Director of C&K Capital since January 1997. From January 1995 to December 1996, he was Director of Investment Banking at Brookstreet Securities. Mr. Montano was President and a director of Montano Securities Corporation from 1979 to January 1995. In connection with matters that occurred in 1994, Mr. Montano agreed in 1997 to a settlement with the National Association of Securities Dealers, Inc. (the "NASD") pursuant to which he was fined $102,500 and suspended by the NASD from associating with any NASD members for a period of two years. Mr. Montano consented to the findings that he had engaged in a course of conduct that resulted in the mishandling or misuse by his firm, Montano Securities, of funds entrusted to it. Montano Securities was also found to have carried out securities transactions without maintaining sufficient net capital. In May 1998, the NASD suspended Mr. Montano's registration as a registered securities broker for an unspecified time due to his failure to pay an arbitration award. In July 1998, the Securities and Exchange Commission entered an order affirming a decision by the NASD that Mr. Montano was found to have violated certain rules of the NASD, including not accurately and sufficiently discussing the mechanism of short-selling or the risks associated with implementing the strategy using a particular stock, making improper references to prior recommendations, making exaggerated and inappropriate presentations of prior recommendations and making improper projections. None of the matters discussed above with regard to Mr. Montano involved any securities of or transactions involving Helen of Troy Limited or any of its subsidiaries.

         H. McIntyre Gardner, age 38, has been the President and Chief Operating Officer of the Company since September 1997. Mr. Gardner served as Executive Vice President and President of Appliance Corp. of America from 1994 to September 1997. Mr. Gardner held the position of President of Hanover Associates, Inc. from 1991 to 1994.

                     VOTE REQUIRED FOR ELECTION OF DIRECTORS

         The nominees receiving a majority of the votes cast at the Meeting will be elected as Directors.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE SEVEN NOMINEES NAMED ABOVE.

                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         The Company's Executive Committee consisted of Mr. Gerald J. Rubin and Mr. Byron H. Rubin during fiscal 1999. The Executive Committee has the power to exercise all of the authority of the Board of Directors in the management of the business and affairs of the Company, except to the extent provided in the Company's By-laws and by applicable law. All actions and resolutions of the Executive Committee are reported to the Board of Directors at the next meeting of the Board for its review, approval and ratification. The Executive Committee meets periodically during the year; but no resolutions were adopted nor were any formal meetings held during fiscal 1999.

         The Company's Audit Committee consisted of Mr. Gary B. Abromovitz, Mr. Daniel C. Montano and Mr. Christopher L. Carameros during fiscal 1999. The Audit Committee is responsible for evaluating the accounting and control procedures and practices of the Company and for reporting on such matters to the Board of Directors. The Audit Committee serves as a direct liaison with the Company's independent public accountants and recommends the engagement or discharge of such accountants. The Audit Committee meets periodically with the Chief Financial Officer, other appropriate officers of the Company and the Company's independent public accountants to review the Company's financial and accounting systems, accounting and financial controls, reports by the independent public accountants, proposed accounting changes and financial statements and opinions on such financial statements. The Audit Committee met three times during fiscal 1999.

         The Company's Nominating Committee consisted of Mr. Gerald J. Rubin and Mrs. Stanlee N. Rubin during fiscal 1999. The Nominating Committee receives recommendations from its members or other members of the Board of Directors for candidates to be appointed to the Board or Committee positions, reviews and evaluates such candidates and makes recommendations to the Board of Directors for nominations to fill Board and Committee positions. The Nominating Committee held periodic informal meetings during the year. The Nominating Committee will consider candidates recommended by employees and shareholders. Written suggestions for candidates, accompanied by a written consent of the proposed candidate to serve as a Director if nominated and elected, a description of his or her qualifications and other relevant biographical information, should be sent by March 6, 2000 for consideration by the Nominating Committee prior to the next Annual Meeting to the Secretary of the Company, One Helen of Troy Plaza, El Paso, Texas 79912.

         The Company's Stock Option and Compensation Committee consisted of Mr. Gary B. Abromovitz and Mr. Daniel C. Montano during fiscal 1999. The Stock Option and Compensation Committee generally oversees matters relating to compensation of executive employees of the Company. In connection with this oversight, it reviews and makes recommendations to the Board of Directors on officer and senior employee compensation and on grants of stock options under the Company's stock option plans. The Stock Option and Compensation Committee met or unanimously voted on resolutions twice during fiscal 1999.

         The full Board of Directors met or unanimously voted on resolutions seven times during fiscal 1999. Three of the seven Board of Directors meetings were held by telephone. Each of the Directors attended or acted upon at least seventy-five percent of the aggregate number of Board of Director meetings, consents, and Committee meetings or consents held or acted upon during the period for which he or she acted as a member of the Board of Directors during fiscal 1999.

                             EXECUTIVE COMPENSATION

         The following table sets forth the summary of compensation paid to the Company's Chief Executive Officer and its other Executive Officers during fiscal years 1997 through 1999.


                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                           ANNUAL COMPENSATION            COMPENSATION
                                ----------------------------------------  ------------
                                                               OTHER       SECURITIES
                                                               ANNUAL      UNDERLYING
 NAME AND PRINCIPAL   FISCAL                                COMPENSATION    OPTIONS /         ALL OTHER
      POSITION         YEAR      SALARY ($)      BONUS ($)      ($)         SARS (#)       COMPENSATION ($)
-----------------------------------------------------------------------------------------------------------
Gerald J. Rubin        1999     $  600,000    $ 1,250,000     $  --         1,000,000   $   17,052(1)(2)(3)
Chairman and Chief     1998        625,003        885,000        --         1,000,000       16,414(1)(2)(3)
Executive Officer      1997        623,158        551,705        --                --       15,821(1)(2)(3)

H. McIntyre Gardner    1999        400,000        400,000        --                --        1,629(1)(2)
President and Chief    1998        216,667         50,000        --           300,000           --
Operating Officer      1997             --             --        --                --           --

Sam L. Henry           1999        218,032         25,000        --                --        3,545(1)(4)
Senior Vice-President  1998        215,636         28,240        --            20,000        4,517(1)(4)
Finance and Chief      1997        205,367         40,343        --                --        4,517(1)(4)
Financial Officer

(1) Includes $1,000 consisting of the Company's contributions to the Helen of Troy 401(k) Plan.

(2) Includes amounts representing the economic benefit of split-dollar life insurance policies for which the Company paid the premiums. In the case of Gerald J. Rubin, the economic benefit of such polices totaled $7,802, $7,164 and $6,571 in fiscal 1999, 1998 and 1997, respectively.
         In the case of H. McIntyre Gardner the economic benefit of such policies totaled $629 in fiscal 1999.

(3) Includes $8,250 representing the annual lease value of a vehicle provided by the Company.

(4) Includes amounts consisting of premiums paid by the Company for term life insurance on behalf of Sam L. Henry. Such premiums totaled $2,545 in fiscal 1999 and $3,517 in fiscal 1998 and 1997.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED ANNUAL
                                                                                              RATES OF STOCK PRICE
                                                                                            APPRECIATION FOR OPTION
                                   INDIVIDUAL GRANTS                                                  TERM
-----------------------------------------------------------------------------------------  ---------------------------

                NUMBER OF          % OF TOTAL
               SECURITIES        OPTIONS / SARS
               UNDERLYING          GRANTED TO
             OPTIONS / SARS       EMPLOYEES IN         EXERCISE OR BASE      EXPIRATION
   NAME        GRANTED (#)         FISCAL YEAR           PRICE ($/SH)           DATE          5% ($)       10% ($)
-----------  ----------------  --------------------   --------------------  -------------  ------------- -------------
 G. Rubin        500,000              45.8%                 17.6250          1/29/2009     $ 5,542,134   $ 14,044,855
 G. Rubin        500,000              45.8%                 13.4688          2/26/2009     $ 4,235,228   $ 10,732,900


            AGGREGATED OPTION / SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION / SAR VALUES

                                                                                        VALUE OF UNEXERCISED
                                                 NUMBER OF UNEXERCISED OPTIONS /    IN-THE-MONEY OPTIONS / SARS
                                                      SARS AT YEAR-END (#)           AT FISCAL YEAR-END ($) (2)
                                                 -------------------------------  -------------------------------
                       SHARES
                      ACQUIRED
                         ON
                      EXERCISE   VALUE REALIZED
    NAME                 (#)         ($) (1)     EXERCISABLE       UNEXERCISABLE  EXERCISABLE      UNEXERCISABLE
------------        -----------  --------------  -------------------------------  -------------------------------
G. Rubin             900,000     $ 16,246,890       1,300,000       1,900,000     $ 11,325,000     $   234,500
H.M. Gardner              --     $         --          66,666         234,334     $         --     $        --
S. Henry              34,284     $    559,740          35,716          68,000     $    339,054     $   500,000

(1) Represents the number of shares acquired on exercise multiplied by the increase in the price of the Common Stock from the option grant date to the exercise date.

(2) Based on the closing price of the NASDAQ National Market System - Composite Transactions of the Common Stock on February 26, 1999 ($13.9375).

         Mr. Sam L. Henry resigned as the Company's Chief Financial Officer, Senior Vice-President, Finance and Secretary in March 1999.

         Dona Fisher, age 46, has been the Senior Vice-President, Finance and Chief Financial Officer of the Company since March 1999. Ms. Fisher was a Senior Executive Vice-President at Sun Apparel, Inc., an apparel manufacturer, from September 1996 to March 1999. Ms. Fisher was with the Franklin Mint from 1982 to June 1996, serving as a Senior Vice-President from 1991 to 1996.

                              EMPLOYMENT CONTRACTS

         The Company indemnifies each of its Directors and executive officers, as well as certain officers of the subsidiaries, against certain fees, expenses and losses incurred in legal proceedings to which the officer or Director is made a party by reason of serving as an executive officer or Director of the Company, so long as the party to be indemnified acted in good faith or in a manner reasonably believed to be in or not opposed to the best interests of the Company

         Mr. Rubin's employment contract was amended and restated effective March 1999. Mr. Rubin's employment contract has a term of five years, renews itself daily and provides for a base salary of $600,000, a bonus equal to 5% of adjusted earnings from continuing operations less Mr. Rubin's base salary in accordance with the Company's cash bonus performance plan, which was approved by the Company's shareholders, and reimbursement of certain expenses and taxes. Mr. Rubin also received options to purchase common stock of the Company that are immediately vested in the amount of 250,000 shares on May 28, 1999, and will continue to receive options in such amount on the last business day of each

August, November, February and May during the term of the agreement.

         Should Mr. Rubin's employment with the Company be terminated by an occurrence other than by death, disability, or good cause, Mr. Rubin will receive payments, each in an amount equal to his monthly rate of basic compensation, which shall commence on the date of termination and shall continue until the date the employment contract would have expired but for said occurrence. Mr. Rubin would also receive payments, payable annually after the close of each fiscal year of the Company, each in an amount equal to the amount of incentive compensation and bonuses that would otherwise have been payable to him if he had continued in the employ of the Company for the same period.

         Upon the occurrence of a change in control of the Company, Mr. Rubin may elect to terminate his employment with the Company, and upon such termination will receive a lump sum payment of that amount due to him as basic compensation if his employment contract had continued until the date the employment contract would have expired but for said occurrence. In the event of a change in control, Mr. Rubin will also receive a lump sum payment in an amount equal to the amount of incentive compensation and bonuses that would otherwise have been payable to him under the employment agreement. For the purposes of calculating such lump sum payment, Mr. Rubin's incentive compensation and bonuses payable with respect to each fiscal year shall be the highest annual incentive compensation and bonus award made to him with respect to the Company's most recent three fiscal years ending prior to the date of the termination, with present value calculated using the applicable federal rate for the date of the termination of employment. Mr. Rubin's contract also provides for a gross-up for the excise tax on any amounts that are treated as excess parachute payments under the Internal Revenue Code.

         If Mr. Rubin's employment is terminated by an occurrence other than by death, disability, or good cause, including upon a change in control, Mr. Rubin will also receive: (1) all amounts earned, accrued or owing but not yet paid to him, (2) immediate vesting of all options granted to him, (3) removal of all restrictions on restricted stock awarded to him and immediate vesting of the rights to such stock, (4) medical benefits for him and his wife for life and to his children until their attainment of age 23, and (5) paid premiums on his life insurance policy. Mr. Rubin will continue to participate in all employee benefits plans, programs or arrangements available to Company executives in which he was participating on the date of termination until the date the employment contract would have expired but for said occurrence or, if earlier, until he receives equivalent benefits and coverage by another employer.

         The Company has an employment contract with H. McIntyre Gardner. Mr. Gardner's contract became effective September 1, 1997, and provides for a base salary of $400,000 and a bonus that is dependent upon the Company earning specific amounts of pre-tax income. No incentive compensation will be paid to Mr. Gardner for any fiscal year unless such pre-tax income for a fiscal year exceeds $30 million.

         Upon the occurrence of Mr. Gardner's termination for reasons other than death, disability or good cause, and upon his election to terminate his employment after a change in control of the Company, the Company shall make monthly payments to Mr. Gardner, each in an amount equal to the monthly rate of his basic compensation under the employment contract, commencing on the first day of the month following the occurrence of the termination and ending on the date the employment contract would have naturally expired. In addition, upon termination, in the event the Stock Option and Compensation Committee fails to grant an incentive award under the bonus plan of the Company, Mr. Gardner will receive an amount equal to the product of (1) the incentive compensation he would have received for the entire fiscal year, multiplied by (2) a fraction, the numerator of which is the number of days during such fiscal year in which he was an employee of the Company or its affiliates, and the denominator of which is the number of days in such fiscal year.

         In the event of the death of Messrs. Rubin or Gardner, all unpaid benefits under these agreements are payable to their estates. Gerald J. Rubin's and H. McIntyre Gardner's contracts grant each of them the right to elect a cash payment of the remainder of their contracts in the event of a merger, consolidation or transfer of all or substantially all of the Company's assets to any unaffiliated company or other person.

         The Company has purchased, pursuant to the terms of his employment contract, life insurance in the amount of $5.0 million on the life of Gerald J. Rubin, payable in the event of death to his respective designees. The Company has purchased three "second to die" life insurance contracts in the cumulative amount of $29.0 million on the lives of Gerald J. Rubin and Stanlee N. Rubin, payable to their respective designee(s). The Company has also purchased life insurance in the amount of $1.0 million on the life of H. McIntyre Gardner, payable in the event of death, to his respective designee(s). All of the above policies referred to in this paragraph are Split Dollar policies, which provide for the return of premiums advanced by the Company, to be reimbursed to the Company upon death of the insured(s).

                              DIRECTOR COMPENSATION

         During fiscal 1999, each member of the Board of Directors of the Company who is not an employee or officer of the Company received a fee of $3,000 for each meeting of the Board of Directors attended, together with travel and lodging expenses incurred in connection therewith. Additional payments of $1,500 were made quarterly to each such director. For fiscal 2000, each member of the Board of Directors who is not an employee or officer of the Company will receive a $4,000 quarterly retainer, $3,000 for each meeting of the Board of Directors attended, together with travel and lodging expenses incurred therewith, and $3,000 for each Audit Committee meeting attended after March 1, 1999. Members of the Board of Directors were not compensated for their participation in telephonic meetings of the Board of Directors during fiscal 1999, nor will they be compensated for such meetings in fiscal 2000.

         As approved by the Company's shareholders in fiscal 1996, each non-employee director receives stock options to acquire 4,000 shares of the Common Stock on September 1 of each year. Subject to approval by the Company's shareholders, beginning September 1, 1999, each non-employee director will receive 4,000 stock options quarterly. The following table illustrates the total annual benefits that will be received by the group of Non-Employee Directors if the amendment to the 1995 Non-Employee Director Stock Option Plan is approved by the shareholders.

                                             NEW PLAN BENEFITS
                              1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
                              --------------------------------------------
NAME AND POSITION                             DOLLAR VALUE ($)                      NUMBER OF OPTIONS
-----------------                             ----------------                      -----------------
Non-Employee Director Group                    $106,875 (1)                            80,000 (2)
(5 persons)

(1) Represents the dollar value that the Non-Employee Directors would have received during fiscal 1999 if they had received 4,000 options each quarter during that year. The total dollar value is computed based upon the closing price of the Company's Common Stock at June 15, 1999 ($17.625). Options that would have been granted with exercise prices above $17.625 are valued at zero in this calculation.

(2) Each Non-Employee Director would receive 16,000 options per year, compared to the 4,000 per year that they receive currently.

         Stock options granted to non-employee directors have an exercise price equal to the median of the high and low market prices of the Common Stock on the day the stock options are granted. Such stock options vest after one year.

  STOCK OPTION AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None.

    STOCK OPTION AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Stock Option and Compensation Committee has submitted the following report:

         The Stock Option and Compensation Committee is responsible for developing the Company's executive compensation strategy and for administering the policies and programs that implement this strategy. The Committee is comprised entirely of independent, Non-Employee Directors.

         The executive compensation strategy reflects the Company's fundamental philosophy of aligning the interests of management with the long-term performance of the Company and offering competitive compensation opportunities based on each individual's contribution to the achievement of shareholder value. This strategy is designed to attract and retain employees with outstanding qualifications and experience.

         The three elements of the Company's executive compensation strategy, all determined by corporate and individual performance, are:

           Base salary
           Annual incentive compensation
           Long-term incentive compensation

         Total compensation opportunities are competitive with those offered by a range of comparable companies and are intended to align management interests with shareholder interests. The Stock Option and Compensation Committee has reviewed the Company's primary competitors in determining competitive compensation. Some of these competitors are privately held and are therefore not included in the stock performance graph.

         Base salaries for Gerald J. Rubin (Chief Executive Officer) and H. McIntyre Gardner for fiscal 1999 were based on their long-term employment contracts. See "Executive Compensation - Employment Contracts."

         Base salary for the Vice President of Finance and Chief Financial Officer is determined by the Chief Executive Officer and the President of the Company based upon the skills and experience required by the position, the effect of the individual's performance on the Company and the potential of the individual and is ratified by the Board of Directors.

         Annual incentive compensation consists of cash bonuses. The amount of the cash bonus for Gerald J. Rubin is based upon the 1997 Cash Bonus Performance Plan, which was approved by the Company's shareholders. The amount of the cash bonus for H. McIntyre Gardner is based on his employment contract with the Company. During fiscal 1999, the Company awarded bonuses of $1,250,000 and $400,000 to Messrs. Gerald J. Rubin and H. McIntyre Gardner, respectively.

         The bonus for the Vice President of Finance and Chief Financial Officer is determined based upon performance objectives set by the Company's Chief Executive Officer and the Company's President.

         Long-term incentive compensation consists of the Company's stock option plans. Stock options are granted based on the performance and position of the executive officer, as well as the Company's performance. Executive officers are provided with opportunities for ownership positions in the Common Stock through the Company's stock option plans. This opportunity for ownership, combined with a significant performance-based incentive compensation opportunity, forges a strong link between the Company's management and its shareholders. During fiscal 1999 the Company's Board of Directors granted to Gerald J. Rubin stock options to purchase 1,000,000 shares of the Common Stock.

         All of the factors discussed in this report were taken into consideration by the Stock Option and Compensation Committee in determining the total compensation for Mr. Rubin for fiscal 1999.

                  Gary B. Abromovitz (Chairman)

         The foregoing report of the Stock Option and Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                             HELEN OF TROY FIVE-YEAR
                                PERFORMANCE GRAPH

         The graph below compares the cumulative total return of the Common Stock to the NASDAQ Market Index and a peer group index.

                       ASSUMES $100 INVESTED March 1, 1994


                   [HELEN OF TROY FIVE-YEAR PERFORMANCE GRAPH]





                           ASSUMES DIVIDEND REINVESTED
                      FISCAL YEAR ENDING FEBRUARY 28, 1999.

--------------------------------------------------------------------------------
The Peer Group Index was the Dow Jones Industry Group - Cosmetics.
--------------------------------------------------------------------------------

         The graph is comprised of the following data:


Fiscal Year     Helen of Troy Limited      NASDAQ Market Index      Peer Group Index
-----------     ---------------------      -------------------      ----------------
   1994                100.00                    100.00                  100.00
   1995                121.31                     95.47                  118.99
   1996                150.82                    131.83                  160.80
   1997                324.59                    158.24                  219.24
   1998                401.64                    215.21                  283.06
   1999                365.57                    278.09                  282.84

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During fiscal 1999 the Company entered into an agreement (the "Lease") under which it leases a 108,000 square foot warehouse facility in El Paso, Texas from a real estate partnership (the "Landlord") in which the Company's Chief Executive Officer is a partner. The Company entered into the Lease in order to expand its inventory storage capacity in El Paso, Texas. Under the terms of the Lease, the Company pays $29,250 in monthly rent. The Company also pays certain expenses associated with the operation of the facility. The Company began leasing the warehouse facility in July 1998 and made a total of $271,335 in payments for associated rent and operating expenses during fiscal 1999. The Company believes that the amount of rent under the Lease is comparable to that being paid by other companies for similar facilities in El Paso. The Company obtained comparable rental information on similar properties from an unaffiliated real estate company. This information was used to establish the rental rate for this facility. The Lease is a month-to-month agreement. Either the Company or the Landlord may cancel the Lease by providing the other party with notice 30 days in advance of exiting the Lease. The Company also leases other storage space in El Paso, Texas from the Landlord. The Company paid a total of $12,123 for the use of this other storage space in fiscal 1999.

         The Company is the sublessee of office space in three locations within the United States under three separate agreements (collectively, the "Subleases") with the real estate partnership (the "Sublessor") from whom the Company leases the warehouse space and other storage space discussed above. Under the Subleases, the Company pays rent and certain operating expenses in amounts equal to the rent and operating expenses paid by the Sublessor under its leases of these facilities. During fiscal 1999, the Company paid $85,774 under the Subleases.

         Chris Carameros, a member of the Company's Board of Directors, serves as an officer of a financial services and asset management company to which the Company paid $40,000 in consulting fees during fiscal 1999. In exchange for the amounts paid, the Company received consulting services in regard to various business issues.

         Byron H. Rubin, a member of the Company's Board of Directors, earned ordinary insurance agent's commissions in connection with the Company's group health, life and disability insurance as well as in connection with certain life insurance policies on its officers. During fiscal 1999 his commissions received from policies sold to the Company approximated $35,000.

                  AMENDMENTS TO THE HELEN OF TROY LIMITED 1995
                     NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
                                  (PROPOSAL 2)

         The Board of Directors has determined that it is in the best interest of the Company and its shareholders to amend the 1995 Non-Employee Director Stock Option Plan (the "Directors Plan"). The Board of Directors has approved certain amendments to the Directors Plan, to be effective as of the date of approval thereof by the Company's shareholders. The following summary of the Directors Plan does not purport to be complete and is subject in all respects to, and qualified by, the provisions of the Directors Plan.

         The Directors Plan currently provides for an automatic annual grant of options for 4,000 shares of Common Stock to each director, who is not at the time of the grant an officer or employee of the Company or any of its affiliates (each an "Eligible Director"). Section 3(a) of the Directors Plan has been amended, subject to shareholder approval, to increase the automatic grant of options for shares of Common Stock to each Eligible Director from 4,000 annually to 4,000 quarterly, effective as of the date of shareholder approval. The full text of this proposed amendment to Section 3(a) of the Directors Plan is set forth as follows:

         (a) The Company shall automatically grant to each Director, on the first day of September, December, March and June following the Director's appointment, election, reappointment, or reelection as a member of the Board, Stock Options for 4,000 shares of Common Stock; provided, however, the aggregate number of shares of Common Stock issued under Stock Options granted under the Plan shall not exceed 480,000.

         The Directors Plan currently provides for transferability of options for Common Stock granted under the Directors Plan only by will or the laws of descent or distribution. Section 7(d) of the Directors Plan has been amended, subject to shareholder approval, to allow the bona fide gift of options for Common Stock granted to a Director under the Directors Plan to family members of the Director, to trusts established for the benefit of family members of the Director or to entities controlled by the Director or family members of the Director, effective as of the date of shareholder approval. The full text of this proposed amendment to Section 7(d) of the Directors Plan is set forth as follows:

         (d) No Stock Option or any other right under the Plan, contingent or otherwise, shall be transferable, assignable or subject to any encumbrance, pledge or charge of any nature, other than (i) by will or the laws of descent or distribution, or (ii) by bona fide gift to a family member(s) of the Director, a trust established for the benefit of a family member(s) of the Director, or an entity controlled by the Director or a family member(s) of the Director. Upon the death of the Director, if the beneficiary of any Stock Option is the executor or administrator or the estate of the Director, any rights with respect to the Stock Option may be transferred to the person or persons or entity (including a trust) entitled thereto under the will of the holder of the Stock Option. If no beneficiary is designated, the Director's legal representative shall be the beneficiary, and any rights with respect to the Stock Option may be transferred to the Director's legal representative. If the beneficiary is a person or entity other than the executor or administrator of the estate of the Director, any rights with respect to the Stock Option may be transferred to the designated beneficiary.

         If the amendments to the Directors Plan are not approved by the shareholders of the Company, options will continue to be granted in accordance with the terms of the current Directors Plan.

GENERAL PLAN INFORMATION

         The Directors Plan was adopted by the Board of Directors on June 6, 1995, subject to shareholder approval, which was subsequently obtained on August 23, 1995 at the Annual Meeting of Shareholders. The purpose of the Directors Plan is to attract and to retain the services of experienced and knowledgeable independent individuals as members of the Board of Directors, to extend to them the opportunity to acquire a proprietary interest in the Company so that they will apply their best efforts for the benefit of the Company, and to provide those individuals with an additional incentive to continue in their positions, for the best interest of the Company and its shareholders. A total of 480,000 shares of Common Stock are reserved and available for issuance under the Directors Plan, subject to adjustments to reflect certain changes in capitalization.

         Options will be awarded under the Directors Plan only to members of the Board of Directors who are not at the time of the grant an officer or employee of the Company or any of its affiliates.

ADMINISTRATION OF THE DIRECTORS PLAN

         The Directors Plan is administered by the members of the Board of Directors who are employees of the Company or one of its affiliates (the "Ineligible Directors"). The Ineligible Directors have the authority and discretion to interpret the Directors Plan and to make all other determinations necessary for the administration of the Directors Plan and to prescribe, amend and rescind any rules and regulations relating to the Directors Plan. However, the Ineligible Directors have no discretion or authority to disregard or change any of the terms and conditions under which options are granted to the Eligible Directors or may be exercised under the Directors Plan.

PRIOR GRANTS OF PLAN AWARDS

         During fiscal 1999, options to purchase 4,000 shares of Common Stock were granted to each Eligible Director pursuant to the Directors Plan. The following table summarizes the options outstanding under the Directors Plan as of June 15, 1999.

                                                                  NUMBER OF
            POSITION                                               OPTIONS
            Non-employee directors as a group (five                164,000
            persons)

         As of June 15, 1999, 16,000 shares of Common Stock, adjusted for stock dividends, had been acquired by Eligible Directors using options that were issued under the Directors Plan. A total of 300,000 options were available for issuance under the Directors Plan at June 15, 1999.

OPTIONS UNDER THE DIRECTORS PLAN

         An option granted under the Directors Plan becomes fully vested for one hundred percent (100%) of the number of shares of Common Stock subject to the option one year after the date such option was granted. The exercise price under each option shall be equal to the mean between the high and low prices of the Common Stock reported on the NASDAQ National Market System or other primary market or exchange on the last trading day preceding the date on which such option is granted to an Eligible Director. The option shall be deemed exercised on the day when written notice of such exercise has been received by the Company from the person entitled to exercise the option, accompanied by full payment of the purchase price in cash or check. No option is exercisable after the tenth anniversary of its grant.

         In the event that an optionee ceases to be a director of the Company or one or more of its affiliates, for any reason other than death or disability, and such optionee does not remain or thereupon become an employee of the Company or one or more of its affiliates, all options to the extent then exercisable may be exercised for a period of six months after the date of cessation of directorship or employment. In the event that the optionee dies while serving on the Board of Directors of the Company or the Board of Directors of an affiliate of the Company or while an employee thereof, all options granted to such optionee may be exercised by the optionee's legal representatives, legatees or distributees to the extent such options are exercisable at any time prior to the first anniversary of his or her death, and his or her unexercised options shall expire at the end of such period. If an option holder becomes disabled while a director or an employee of the Company or one or more of its affiliates and thereafter ceases to be such a director by reason of a disability, all options to the extent then exercisable may be exercised for a period of 90 days after the date of cessation of directorship or employment. In no event, however, shall the period during which such options may be exercised extend beyond the term of the options.

         Currently under the Directors Plan, an option may not be transferred, assigned, encumbranced, pledged or charged, other than by will or the laws of descent or distribution. Subject to shareholder approval of Proposal 2, options for Common Stock granted to a Director under the Directors Plan may be transferred to relatives of the Director, to trusts established for the benefit of relatives of the Director or to entities controlled by the Director or relatives of the Director, effective as of the date of shareholder approval. If Proposal 2 is not approved by the Shareholders, options may continue to be transferred under the current terms of the Plan.

CAPITALIZATION ADJUSTMENTS; MERGER; CHANGE IN CONTROL

         Adjustments to prevent dilution will be made in the event of a stock dividend, or split, combination, exchange of shares or other recapitalization, merger, or otherwise, in which the Company is the surviving corporation. No fractional shares of Common Stock shall be issued under the Directors Plan on account of any such adjustments. Such adjustments shall be made by the Ineligible Directors.

TERM AND TERMINATION OF THE DIRECTORS PLAN; AMENDMENT

         The Directors Plan will continue in effect until June 6, 2005, unless sooner terminated. The Board of Directors may make such changes in and additions to the Directors Plan as it may deem proper; provided, however, except for adjustments to reflect certain changes in capitalization permitted under the Directors Plan, shareholder approval is required for any amendment that (i) materially increases the benefits accruing to the Eligible Directors under the Directors Plan; (ii) changes the class of persons eligible to receive options under the Directors Plan; or (iii) increases the duration of the Directors Plan. The Board of Directors may not, without the Eligible Director's written consent, modify the terms and conditions of an option previously granted under the Directors Plan. In addition, no amendment, suspension or termination of the Directors Plan shall, without the Eligible Director's written consent, alter, terminate or impair any right or obligation under any option previously granted under the Directors Plan. An amendment revising the price, date of exercisability, option term or amount of shares of Common Stock covered by an option granted under the Directors Plan may not be made more frequently than every six months, unless such an amendment is required to comply with the Code, or the Employee Retirement Income Security Act of 1974, as amended, or the rules promulgated thereunder.

         In the event that regulations and rules of the Securities and Exchange Commission cease to require shareholder approval as a condition of exemption under Rule 16b-3 of the Exchange Act or any successor rule or regulation, and shareholder approval is not required as a condition of registration or listing with an applicable national market system or stock exchange, the Directors Plan shall cease to be subject to shareholder approval, and any amendment, suspension or termination of the Directors Plan shall be deemed to be effective upon adoption by the Board of Directors.

MISCELLANEOUS

         The Directors Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

FEDERAL INCOME TAX CONSEQUENCES

         The following general summary is based upon the Internal Revenue Code and does not include a discussion of any state or local tax consequences. A participant will not recognize any taxable income upon the grant of an option. However, upon exercise of an option, a participant must recognize ordinary income in an amount equal to the excess of the fair market value of the shares of Common Stock at the time of exercise over the exercise price. Upon the subsequent disposition of the shares, the participant will realize a capital gain or loss, depending on whether the selling price exceeds the fair market value of the shares on the date of exercise. The participant's holding period in the shares, for capital gains and losses purposes, begins on the date of exercise. A participant's tax basis in the shares received on exercise of an option will be equal to the amount of consideration paid by the participant on exercise, plus the amount of ordinary income recognized as a result of the receipt of such shares. If a participant exercises an option by delivering shares of Common Stock, the participant will not recognize gain or loss with respect to the shares delivered by the participant, even if the then fair market value of such shares is different from the participant's tax basis therein. The participant, however, will be taxed as described above with respect to the exercise of the option as if he had paid the exercise price in cash. The participant's tax basis in the shares received on such exercise will be equal to his basis in the number of shares surrendered on such exercise plus the fair market value of the number of shares received in excess of the number of shares surrendered and the holding period for such number of shares received will include the holding period of the shares surrendered. The Company will not be entitled to a deduction for federal income tax purposes for the compensation paid to the participants under the Directors Plan.

         THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO ALL INDIVIDUALS. PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR A DETERMINATION AS TO THE SPECIFIC TAX CONSEQUENCES APPLICABLE TO THEM.

SHAREHOLDER APPROVAL

         The affirmative vote of the majority of the votes cast at the Annual Meeting is required to approve these amendments to the Directors Plan. If these amendments thereto are not approved by the Company's shareholders, the Directors Plan, as previously approved, will continue in effect.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THESE AMENDMENTS TO THE DIRECTORS PLAN.


                              SHAREHOLDER PROPOSALS

         Shareholders intending to present proposals at the 2000 Annual Meeting of Shareholders and desiring to have those proposals included in the Company's proxy statement and form of proxy relating to that meeting must submit such proposals, in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be received at the executive offices of the Company no later than March 6, 2000. For proposals that shareholders intend to present at the 2000 Annual Meeting of Shareholders outside the processes of Rule 14a-8 of the Exchange Act, unless the shareholder notifies the Company of such intent by June 9, 2000, any proxy solicited by the Company for such Annual Meeting will confer on the holder of the proxy discretionary authority to vote on the proposal so long as such proposal is properly presented at the Annual Meeting.

                RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

         No action is to be taken with respect to the selection or approval of the Company's independent public accountants. KPMG LLP has served as independent public accountants for the Company since 1978. A representative of KPMG LLP is expected to be present at the Annual Meeting of Shareholders with the opportunity to make a statement if he desires to do so. The KPMG LLP representative is also expected to be available to respond to appropriate questions.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, Directors and greater than ten percent shareholders are required by SEC Regulations to furnish the Company with copies of all
Section 16(a) forms they file.

         To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during fiscal 1999, all Section 16(a) filing requirements applicable to the officers, Directors and greater than ten percent beneficial owners were complied with.

                                 QUORUM; VOTING

         The presence in person of two or more persons, representing throughout the Meeting, in person or by proxy, at least a majority of the issued shares of Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present. If a quorum is present, the seven nominees for Directors receiving a majority of the votes cast at the Meeting in person or by proxy shall be elected. The affirmative vote of the majority of the votes cast at the Meeting in person or by proxy shall be the act of the shareholders with respect to Proposal 2. If within half an hour from the time appointed for the Meeting a quorum is not present or represented by proxy, the Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place the Board of Directors may determine, provided that at least two persons are present at such adjourned meeting, representing throughout the meeting, in person or by proxy, at least a majority of the issued shares of Common Stock entitled to vote. At any such adjourned meeting at which a quorum is presented or represented, any business may be transacted that might have been transacted at the Meeting as originally called.

         Broker non-votes are shares held by a broker or nominee that are represented at the Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal. Such broker non-votes will be counted towards a quorum. Abstentions and broker non-votes are not counted in determining the total number of votes cast and will have no effect with respect to Proposals 1 and 2.

                                  OTHER MATTERS

         The Board of Directors knows of no matters to be presented at the Meeting other than the election of Directors and consideration of the amendments to the 1995 Non-Employee Director Stock Option Plan to increase the number of options granted annually under that plan and to change the terms under which options granted under that plan may be transferred. If other matters properly come before the Meeting or any adjournment thereof, the holders of the proxies are authorized to vote on these matters in accordance with management's discretion.


                             YOUR VOTE IS IMPORTANT

     You are encouraged to let us know your preference by completing and returning the enclosed proxy card.


                                                           Gerald J. Rubin
                                                           Chairman of the Board